Exhibit 99.3

For Immediate Release

Contact:	Mark H. Collin
Phone: 603-773-6612
Fax: 603-773-6605
Email: collin@unitil.com

Unitil Reports Increased Third Quarter Earnings

Hampton, NH – October 30, 2003: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced earnings per common share of $0.30 for the third quarter of 2003 on Net Income of $1.4 million. This result reflects an improvement of $0.01 per share compared to earnings per share of $0.29 in the third quarter of 2002. Through the first nine months of 2003, Net Income was $5.3 million, or $1.12 per share, up $0.20 per share compared to the $0.92 per share earned in the same nine month period in 2002. This improvement in earnings for the three- and nine-month periods reflects higher electric and gas sales margins offset by increases in utility operating expenses.

“Our earnings performance continues to reflect the steady growth of our utility businesses. Our Company made significant progress in the third quarter during which we issued new common shares, completed a private placement of long-term debt and wrapped up a major environmental remediation project,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “The continued improvement in our financial condition supports our ongoing investments in our local electric and gas distribution systems and allows us to pursue important business objectives to better serve our customers and provide increasing value to our shareholders.”

Total revenues were $52.9 million and $167.3 million for the three- and nine-months periods ended September 30, 2003, respectively. Total revenues include the recovery of the cost of sales, which are recorded as Purchased Power and Gas in Operating Expenses. The cost of sales component of revenues increased $2.0 million and $20.8 million in the three- and nine-month periods ended September 30, 2003, respectively, compared to the same periods last year. These increases reflect higher wholesale electricity and gas commodity prices coupled with higher electric and gas sales. The Company recovers the costs of Purchased Power and Gas in its rates as a pass through to customers at cost and therefore changes in this component of revenues do not impact net income.

Total sales margin (Revenues less Purchased Power and Gas) was $17.8 million and $53.8 million in the three- and nine-month periods ended September 30, 2003, respectively, reflecting an increase of $2.9 million and $8.7 million compared to the same three- and nine-month periods in 2002. This improvement in total sales margin reflects the impact of 2002 base rate cases, which resulted in higher base distribution rates for the Company’s electric and gas utility operations as of December 2002, and higher electric and gas unit sales in the current periods compared to the prior periods.

Operation and Maintenance expenses increased $1.9 million and $4.0 million, respectively, for the three- and nine-month periods ended September 30, 2003, compared to the same periods in 2002. Approximately half of this increase was related to expenses collected in revenues from cost pass through rate mechanisms. These costs include amounts expended to implement electric utility industry restructuring in New Hampshire and higher spending over prior year for energy efficiency and conservation programs. Due to the reconciling nature of these costs, they do not have an impact on net income. The remaining portion of higher operating expenses compared to last year reflects higher other utility operating expenses.

The $2.6 million increase in Depreciation and Amortization expenses during the nine-month period was due to new utility asset depreciation rates put into place as a result of depreciation studies conducted as part of the 2002 base rate cases, together with the increase in utility plant capital additions placed in service during the past year. Local Property and Other taxes reflect these higher plant additions as well.

Interest Expense, net, was $0.3 million higher in the first nine months of 2003 than the same period last year, primarily reflecting lower interest on deferred regulatory asset balances. Federal and State income tax expense is higher in 2003 reflecting higher pre-tax earnings and a net increase in state tax rates.

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

Unitil Corporation
Selected Financial Information (Amounts In Thousands, except Shares and Per Share Data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,

	2003	2002	2003	2002

Operating Revenues	$ 52,892	$ 48,007	$ 167,323	$ 137,813

Purchased Power & Gas	35,128	33,150	113,475	92,658

Operation & Maintenance	7,919	6,045	22,175	18,161

Depreciation, Amortization,
Taxes & Other	6,493	5,502	20,277	16,837

Operating Income	3,352	3,310	11,396	10,157

Interest Expense, Net	1,926	1,825	5,853	5,551

Other Non-Operating Expenses	(71)	44	31	53

Net Income	1,497	1,441	5,512	4,553

Preferred Dividends	59	63	177	190

Net Income Applicable to
Common Shareholders	$ 1,438	$ 1,378	$ 5,335	$ 4,363

Earnings per Common Share

Average Common Shares
Outstanding - Basic	4,758,295	4,743,696	4,750,203	4,743,696

Average Common Shares
Outstanding - Diluted	4,783,642	4,768,825	4,770,469	4,767,796

Earnings per Common Share	$ 0.30	$ 0.29	$ 1.12	$ 0.92

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-772-0775.